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April 1, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Attorney-Advisor
Mary Beth Breslin, Senior Attorney

Re:	ChampionX Holding Inc.
Registration Statement on Form S-4/S-1
Filed February 12, 2020
File No. 333-236380

Dear Ms. Saremento and Ms. Breslin:

We are writing on behalf of ChampionX Holding Inc. (“ChampionX” or the “Company”), to provide, on a supplemental basis, the Company’s response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2020 (the “Comment Letter”), relating to the above Registration Statement on Forms S-4 and S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold text and is followed by the Company’s corresponding response. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 1.

Risks Related to the Combined Company’s Business Following the Transactions

The loss of one or more significant customers could have an adverse impact on the combined company’s financial results, page 58

1.

We note that Apergy’s and ChampionX’s top ten customers represented approximately 38% and 41% of sales for 2018, respectively. If any customer accounts for sales equal to 10 percent or more of the consolidated revenue, please provide the disclosure that Item 101(c)(vii) of Regulation S-K requires or tell us how you determined that such disclosure is not required.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

Response: In response to the Staff’s request, ChampionX respectfully informs the Staff that, as noted on page 141 of Amendment No. 1, no customer accounted for net sales equal to 10 percent or more of ChampionX’s combined revenues for the years ended December 31, 2019, 2018 and 2017. Revenue from ChampionX’s largest customer for each of the three years was between 7.2% and 8.1% of ChampionX’s combined revenues. In addition, no customer accounted for net sales equal to 10 percent or more of Apergy’s combined and consolidated revenues for the years ended December 31, 2019, 2018 and 2017. Revenues from Apergy’s largest customer for each of the three years was between 6.7% and 8.6% of Apergy’s consolidated revenues.

Accordingly, disclosure under Item 101(c)(vii) of Regulation S-K is not required.

Information About the ChampionX Business, page 85

2.

We note several references here and throughout the prospectus to ChampionX being a “leading” provider, having “leading” worldwide capabilities, maintaining a “leadership position” and other similar claims. We also note references to Apergy being a “leading” provider and one of its products being a leader in the market. Please substantiate your claims or revise them to state that these are your beliefs.

Response: In response to the Staff’s request, ChampionX respectfully informs the Staff that the basis for the statements that ChampionX is a “leading” provider, a “global industry leader,” has “leading” worldwide capabilities, maintains a “leadership position” is an August 2019 report by Kimberlite International Oilfield Research on supplier selection, market share, performance and competitive positioning in the oil and natural gas production industry. The report notes that “Nalco [the operating name for the ChampionX business under Ecolab Inc.] leads in overall worldwide market share at 26%” for supply of production chemicals. The report also notes that “Nalco led the market with the highest unaided association (highest perception) on seven of the nine [production chemical] treatments evaluated” and that “Nalco [receives] the highest share of their typical customers spend at 61.9%.” Lastly, the report notes that “Nalco and Baker Hughes GE lead the market in overall [production chemical] penetration worldwide with 42% and 41% respectively of the oil and gas operators.”

ChampionX respectfully informs the Staff that the Company has revised the disclosure on page 87 of Amendment No. 1 to reflect the sources detailed above.

ChampionX respectfully informs the Staff that the basis for the statements that Apergy is “a leading provider” is an Oilfield Products Customer Satisfaction Survey conducted by EnergyPoint Research, published in January 2020, rating Apergy as the top overall oilfield products supplier out of over 50 competitors.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

Apergy earned the overall top score, as well as the top score in artificial lift, performance and reliability, digital oilfield, engineering and design and four other categories. Additionally, ChampionX respectfully informs the Staff that the basis for the statements that Apergy’s polycrystalline diamond cutter business is “market leading” is extrapolated from information contained in the annual Spears & Associates Oilfield Market Report. Apergy collects the drill bit revenues of its customers from the report, then estimates the percentage of each customer’s revenue represented by Apergy’s polycrystalline diamond cutters based on its own internal information. Apergy then compiles this information with the publicly available financial information of its competitors to derive the size of the market for diamond cutters and together with the customer information collected from the Spears & Associates Oilfield Market Reports, extrapolates the percentage of the market represented by Apergy’s polycrystalline diamond cutters. Each year, this analysis has shown Apergy to be in the top position with the highest market share, with at least 10% greater share than its next closest competitor.

Historical and Pro Forma Per Share Information, page 101

3.

Please include pro forma comparative per share data consistent with Item 3(f) of the Form Instructions. Given that the final exchange ratio is currently unknown, please provide this data under varying exchange rate assumptions in a manner similar to what you have provided on page 68.

Response: In response to the Staff’s request, ChampionX has supplemented the disclosure on page 104 of Amendment No. 1.

Selected Financial Information of Ecolab, page 105

4.

Since this prospectus relates to an Exchange Offer whereby Ecolab stockholders can exchange their Ecolab shares and ultimately receive Apergy shares, it is not clear why an Ecolab pro forma financial statement giving effect to its disposal of the ChampionX business has not been provided. In deciding whether to exchange their shares, stockholders would then be able to better understand the impact of the transaction on Ecolab’s financial condition and operating results. It appears that ChampionX exceeds 10% of Ecolab’s total assets. See the guidance in Article 11-01(a)(4) of Regulation S-X. Corresponding Ecolab pro forma data should also be presented in the Ecolab Summary and Selected Financial Data sections of the filing.

Response: In response to the Staff’s comment, pursuant to Section 1010(b) of Regulation M-A, ChampionX has supplemented the disclosure on page 111 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

Preliminary Purchase Accounting Adjustments, page 120

5.	Please expand Note (5G) to explain why pro forma amortization expense is decreasing even though your intangible asset amount is substantially increasing.

Response: In response to the Staff’s request, ChampionX respectfully informs the Staff that as of September 30, 2019, ChampionX’s intangible assets net book value of $770 million consisted of a gross book value of $1.6 billion, net of accumulated amortization of $830 million. The decrease in pro forma amortization expense results from the reduction in the gross book value of intangible assets from $1.6 billion to $1.2 billion in Apergy’s pro forma financial statements. This results in an increase in the net book value of pro forma intangible assets as a result of the fair value step-up and a decrease in the pro forma amortization expense. Due to the inclusion of the updated full year 2019 financial statements in Amendment No. 1 in lieu of the financial statements for the period ending September 30, 2019, ChampionX respectfully advises the Staff that the comment is no longer applicable as a result of the decline in the fair value of intangible assets of Apergy/ChampionX as of December 31, 2019.

Background of the Transactions, page 154

6.

We note your disclosure that Ecolab and its financial advisors continued to investigate options that might provide better shareholder value than a standalone spin-off of ChampionX and the Reverse Morris Trust transaction with Apergy was identified. Please disclose how Ecolab investigated its options, how a Reverse Morris Trust transaction was selected as the proper vehicle and how Apergy was identified as the most suitable party.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on page 155 of Amendment No. 1.

7.

We note your disclosure that the Ecolab Board approved the proposed transactions on December 13, 2019 yet negotiations continued on certain terms of the agreements through December 18, 2019. Please disclose if there were any changes to the terms of the key issues discussed in the second paragraph on page 160 from the date that the Ecolab Board approved the proposed transactions to the date that the transaction documents were executed and whether final approval of those terms was delegated from the Ecolab Board to Ecolab management.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on page 160 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

8.	Please file the financing commitment letters for ChampionX and Apergy as exhibits or tell us why you do not believe it is necessary.

Response: In response to the Staff’s request, ChampionX respectfully informs the Staff that the Company has included the financing commitment letter for ChampionX as an exhibit to Amendment No. 1. In addition, ChampionX respectfully informs the Staff that the Company has incorporated by reference into Amendment No. 1 the Current Report on Form 8-K filed by Apergy on February 18, 2020, which includes the amendment to Apergy’s credit agreement, which superseded its financing commitment letter.

Opinion of Apergy’s Financial Advisors, page 165

9.

Please supplementally provide us with copies of all materials prepared by Centerview and Lazard and shared with the Apergy board of directors and its representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the Reverse Morris Trust transaction.

Response: In response to the Staff’s comment, ChampionX respectfully informs the Staff that the materials prepared by Centerview and Lazard are being provided concurrently with the filing of Amendment No. 1 directly from those parties by their legal advisor, Gibson, Dunn & Crutcher LLP.

Summary of the Financial Analyses of Apergy’s Financial Advisors, page 170

10.

With respect to the analyses where Centerview and Lazard selected certain companies for purposes of comparison, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on page 172 of Amendment No. 1.

Foreign Regulatory Approvals, page 190

11.	Please disclose the foreign jurisdictions where Apergy and Ecolab will seek regulatory approvals which are a condition to closing the merger.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on pages 32 and 192 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

Exclusive Forum, page 229

12.

We note that Apergy’s forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, another court sitting in the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, ChampionX has revised the disclosure on pages 230 and 231 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Apergy, page 250

13.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Boston Partners.

Response: In response to the Staff’s comment, ChampionX respectfully advises the Staff that the Company does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by Boston Partners is required. Item 6(d) of Schedule 14A requires the registrant to “[f]urnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made.” The information is not known by the Company or Apergy and is not available in Boston Partners’ public filings.

Operating Segments and Geographic Information, page F-58

14.

As previously requested, please clarify for us why you are not able to disclose the amount of depreciation expense that you have included in each segment’s reported operating income. In this regard, we note that the $66 million depreciation expense in 2019 is material to your $307 million reported segment operating income and it remains unclear how you cannot reasonably estimate

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

the corresponding amounts that you have allocated to your segments. It is also not clear whether a material amount of depreciation expense has been allocated to Corporate and other. Further it remains unclear how these amounts can be unknown given that you internally use performance measures that both include and exclude depreciation and amortization to evaluate your operating performance according to the disclosures on pages 148 and F-57. In addition, it is not clear how the allocated depreciation expense amounts are unknown in light of your disclosures on page 147 about the cash flow data you use in your discounted cash flow analyses applied to each segment. Please help us to understand your compliance with ASC 280-10-50-22.e.

Response: In response to the Staff’s comment, ChampionX respectfully informs the Staff that the CODM of the Company does not review depreciation and amortization expense or EBITDA at the segment level to allocate resources between the two reportable segments. Therefore, the amount of depreciation and amortization expense included in each segment was not disclosed in the previous submission.

The Company operates commingled production facilities that manufacture products for both operating segments and has an integrated supply chain function that serves both segments. As assets are shared between the segments, depreciation expense is not discretely identifiable at the segment level.

Substantially all of the Company’s amortization expense is associated with intangible assets obtained from acquisitions, and is excluded from segment operating income. The only amortization expense that is allocated to the operating segments relates to the Company’s internally developed intangible assets. The amortization expense allocated to the operating segments is not material.

ChampionX respectfully informs the Staff that the Company has estimated the depreciation expense that has been allocated to each of the segments and the unallocated amount in Corporate and Other in the revised disclosure on page F-36 of Amendment No. 1.

Item 21. Exhibits and Financial Statement Schedules, page II-1

15.	We note that you have omitted the schedules to Exhibit 2.2. Please file a list briefly identifying the contents of all omitted schedules as required by Item 601(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, ChampionX has revised the relevant footnote to the exhibit list to include a list briefly identifying these omitted schedules and exhibits on page II-3 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2020

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Please do not hesitate to contact the undersigned at 312-407-0784 or richard.witzel@skadden.com with any questions or comments you may have.

Very truly yours,

/s/Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael C. McCormick, ChampionX Holding Inc.
Julia Wright, Apergy Corporation
Sachin Kohli, Weil, Gotshal & Manges LLP